Exhibit 99.1

BIT DIGITAL, INC. ANNOUNCES MANAGEMENT CHANGES

New York, February 3. 2021/ Bit Digital, Inc. (Nasdaq: BTBT), (the “Company”), an emerging bitcoin mining company headquartered in New York announced today certain management changes. The Company’s Board of Directors accepted the resignation of Ping Liu as Chairwoman of the Board, as she resigned for personal health reasons. The Board then elected Zhaohui Deng (previously misidentified as Chaohui Deng), an independent director, as Chairman of the Board. The Board removed Min Hu as Chief Executive Officer, as he was not participating in the Company’s bitcoin mining operations. Mr. Hu will remain an independent director of the Company. The Board then named Erke Huang, currently Chief Financial Officer and a director, also as Interim Chief Executive Officer while an ongoing search for a new CEO continues.

The Board also accepted the resignation of Hong Yu as Chief Strategy Officer and a director. Mr. Yu decided it was in the Company’s best interests for him to pursue his other opportunities. Separately, the Company has engaged two senior corporate strategy consultants in the United States with extensive experience spanning traditional financial services and digital assets, as well as associated legal and regulatory matters.  The addition of these resources significantly expands Bit Digital’s existing capabilities, and in partnership with Bit Digital’s management team, the consultants will help develop the evolution of Bit Digital’s business model and lead its expansion and growth strategy.  Following a transition period, the consultants are expected to be announced as senior executives of Bit Digital.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For more information, please contact:

Erke Huang, CFO

Email: Ir@ bit-digital.com

Phone: +1 347-328-3680